Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Marius Kloppers, Chief Executive Officer, BHP Billiton and Alex Vanselow, Chief Financial Officer, BHP Billiton on August 18, 2008.

18 August 2008 Marius Kloppers Chief Executive Officer Alex Vanselow Chief Financial Officer Preliminary Results – 30 June 2008

Preliminary Results
18 August 2008 Slide 2
Disclaimer
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presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of
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Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any
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Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer
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Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.)  These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Preliminary Results
18 August 2008 Slide 3
Disclaimer continued
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S.
Securities and Exchange Commission
("SEC")
(including in Annual Reports on Form 20-F) which are available at the SEC's website
(http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel,
or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO
READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED
WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE
DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Preliminary Results
18 August 2008 Slide 4
Disclaimer continued
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto
Limited Offer.  Accordingly, Rio Tinto Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
BHP Billiton results are reported under International Financial Reporting Standards (IFRS). References to Underlying EBIT and Underlying
EBITDA exclude any exceptional items.  A reconciliation to profit from operations is contained within the profit announcement
References in this presentation to “$” are to United States dollars unless otherwise specified.

Marius Kloppers Chief Executive Officer Preliminary Results – 30 June 2008

Preliminary Results
18 August 2008 Slide 6
Overview – Year ended June 2008
• HSEC
• Outstanding operating and financial results
– Annual production records set in 7 commodities
– Underlying EBITDA up 22% to US$28.0 billion
– Underlying EBIT up 21% to US$24.3 billion
– Attributable profit of US$15.4 billion, up 12%
– Earnings per share of 275 US cents, up 18%
• Underlying EBIT margin and ROCE of 48% and 38% respectively
• Growth projects proceeding well with significant volume growth achieved in FY2008 and expected in FY2009
• Final dividend rebased to 41 US cents per share, an increase of 52%, consistent with out look and higher earnings and cash f low

Alex Vanselow Chief Financial Officer Preliminary Results – 30 June 2008

Preliminary Results
18 August 2008 Slide 8
2007                      2008
Financial highlights
% Change
Year ended June (US$m)
Revenue 59,473 47,473 25.3
Underlying EBITDA 28,031 22,950 22.1
Underlying EBIT 24,282 20,067 21.0
Attributable profit (excluding exceptionals) 15,368 13,675 12.4
Attributable profit 15,390 13,416 14.7
Net operating cash flow 18,159 15,957 13.8
EPS (excluding exceptionals) (US cents) 274.9 233.9 17.5
Dividend per share (US cents) 70.0 47.0 48.9

Preliminary Results
18 August 2008 Slide 9
Diversity = Stability and Strength
%
EBIT Margin
(1)
FY2002
FY2003 FY2004
FY2005
FY2006
FY2007 FY2008
0
10
20
30
40
50
60
70
80
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
BHP Billiton
(1) FY2002 to FY2005 are calculated under UKGAAP. Subsequent periods are calculated under IFRS.
All periods exclude third party trading activities.

Preliminary Results
18 August 2008 Slide 10
Underlying EBIT by Customer Sector Group
Petroleum 5,489 3,014 +82.1
• Record EBIT and production
• Operating cash costs held under US$5 per BOE
• 3 new major projects commissioned and volume
growth expected to continue
• Strong operational performance - Stybarrow
continued to produce at full capacity and
excellent facility uptime in all operations
• Continued replenishment of project and
exploration pipeline
• Greater than 100% reserve replacement for the
second consecutive year
2007                      2008
% Change
Year ended June (US$m)
Neptune

Preliminary Results
18 August 2008 Slide 11
Underlying EBIT by Customer Sector Group
Aluminium 1,465 1,856 -21.1
Base Metals 7,989 6,875 +16.2
2007                      2008
% Change
Year ended June (US$m)
• Record alumina production
• South African power situation will continue
to impact metal production
• Worsley E&G approved
• Record copper production despite supply
disruptions in South America
• Pampa Escondida discovery
Worsley
Escondida

Preliminary Results
18 August 2008 Slide 12
Underlying EBIT by Customer Sector Group
Ekati
Diamonds & Specialty Products 189 197 -4.1
2007                      2008
% Change
Year ended June (US$m)
• Koala Underground ramping up strongly
• Anglo Potash acquisition adding flexibility
for future growth
Stainless Steel Materials 1,275 3,675 -65.3
• EBIT impacted by lower prices and volume, and
higher costs
• Ravensthorpe, Yabulu Expansion Project and
Cliffs commissioned
Ravensthorpe

Preliminary Results
18 August 2008 Slide 13
Underlying EBIT by Customer Sector Group
Manganese 1,644 253 +549.8
Iron Ore 4,631 2,728 +69.8
2007                      2008
% Change
Year ended June (US$m)
• Record production due to successful project execution
• Exceptional local currency cost control at Western
Australia Iron Ore
• Strong volume growth expected in FY2009
• Growth plan underpinned by extensive exploration and
development program
• Record production, results and margin
• Low cost volume expansions underway
Mount Newman
GEMCO

Preliminary Results
18 August 2008 Slide 14
Underlying EBIT by Customer Sector Group
Metallurgical Coal 937 1,247 -24.9
2007                      2008
% Change
Year ended June (US$m)
• Strong recovery from flood impacts in Queensland
• Costs impacted by recovery activities
• Great outlook for margins
• Market remains tight
• Growth pipeline being accelerated
Energy Coal 1,057 481 +119.8
• Record EBIT
• Higher export prices driven by strong demand
• Record production at Hunter Valley and Cerrejon
• 3 projects sanctioned during the year
Illawarra Coal
Hunter Valley Coal

Preliminary Results
18 August 2008 Slide 15
Cash cost increase mostly recouped in revenue
Maintenance
US$m
People
Fuel &
Energy
Shipping
& Freight
Raw Materials
QCoal Rain
Impact
CMSA Strike
244
13
204
70
371
50
120
100
(225)
+ + +
-
=
(1) Excluding non-cash costs of US$216m (mostly depreciation on growth capital).
KNS Furnace
Rebuild
20
Recouped
in Revenue
$645m
Investment
$257m
One
Offs
$190m
Other
$100m
Business
Excellence
$225m
$967m
(1)
-250
-150
-50
50
150
250
350
450
550
650

Preliminary Results
18 August 2008 Slide 16
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
22,000
24,000
26,000
28,000
FY2007 EBIT Net Price Variance Price to EBIT FY2008 EBIT
High capture of price benefit to EBIT
20,067
US$m
6,559
4,215
64%
(1)
(1) Net price variance includes the impact of price-linked costs. Price-linked costs is defined as any costs which fluctuate in line with movements in price such as royalties, TC/RC and LME linked costs.
24,282

Preliminary Results
18 August 2008 Slide 17
0
2
4
6
8
10
12
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
0%
5%
10%
15%
20%
25%
30%
35%
40%
Capex (LHS) Capitalised Exploration (LHS) Acquisitions (LHS) ROCE (RHS)
Strong Return On Capital Employed despite record capital
investments
Capital and exploration expenditure
(US$bn)
ROCE
Notes:
FY2002 to FY2005 are shown on the basis of UKGAAP. Subsequent periods are calculated under IFRS.

Preliminary Results
18 August 2008 Slide 18
Ordinary dividends per share
(US cents per share)
0
10
20
30
40
50
60
70
FY2005 FY2006 FY2007 FY2008
H1 H2
0
50
100
150
200
250
300
FY2005 FY2006 FY2007 FY2008
Earnings per share
(US cents per share)
Note:
BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30 June.
Delivering superior returns to shareholders
CAGR 36% CAGR 37%

Marius Kloppers Chief Executive Officer Preliminary Results – 30 June 2008

Preliminary Results
18 August 2008 Slide 20
Outstanding results driven by strategy and execution
3.1
3.5
5.5
9.9
15.3
20.1
24.3
0
5
10
15
20
25
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Notes:
a) FY2002 to FY2005 calculated on the basis of UKGAAP. Subsequent periods calculated under IFRS.
Underlying EBIT
(a)
(US$bn)
H2
H1
9.6
14.7

Preliminary Results
18 August 2008 Slide 21
0
50
100
150
200
A track record of project delivery
• Projects successfully delivered:
– 44 since the DLC merger
– 10 completed in FY2008
• 10% growth estimated in FY2009
• Completed projects ramping up in FY2009
– Atlantis South, Genghis Khan,
Samarco, Ravensthorpe/Yabulu Exp.,
Cliffs, Koala Underground, Spence,
Escondida Sulphide Leach and
Pinto Valley
• First production expected in FY2009
– GEMCO, Neptune, Shenzi, NWS
Train 5, NWS Angel and Alumar
(Indexed, 100=FY2001)
Copper equivalent production growth
(a)
Notes:
a) Production from continuing operations converted to copper equivalent units using FY2008 average realised prices.

Preliminary Results
18 August 2008 Slide 22
Our portfolio is diversified and balanced across high
margin commodities
Underlying EBIT Margin
(a)
(FY2008)
Notes:
a) EBIT Margin excludes third party trading activities.
67%
30%
31%
62%
20%
25%
24%
48%
51%
58%
Underlying EBIT
(FY2008, US$bn)
0
5
10
15
20
25
Energy
(27%)
Non Ferrous
(44%)
Steelmaking
Materials
(29%)
Iron Ore
Manganese
Energy Coal
Metallurgical Coal
D & SP
Base Metals
Petroleum
Stainless Steel
Materials
Aluminium
Iron Ore
Manganese
Energy Coal
Metallurgical Coal
Diamonds and
Specialty Products
Base Metals
Petroleum
Stainless Steel
Materials
Aluminium
Group

Preliminary Results
18 August 2008 Slide 23
Short-term global challenges exist
• Global economic activity is moderating
• Financial market instability, housing
market decline and inflationary
pressures
• Emerging economies not immune
– Inflationary pressures
– Some decline in fixed asset
investment growth (isolated to
a small number of industries)
– Exchange rate appreciation
reducing export competitiveness
0%
2%
4%
6%
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
United States annual GDP growth
(a)
(Annual growth, %)
China annual GDP growth
(b)
(Annual growth, %)
8%
10%
12%
14%
Jun-06 Sep-06 Dec-06 Mar-07 Jun-07 Sep-07 Dec-07 Mar-08 Jun-08
Notes:
a) Source: US Department of Commerce, Bureau of Economic Analysis.
b) Source: CEIC

Preliminary Results
18 August 2008 Slide 24
However, long-term fundamentals of emerging/developing
economies remain intact
Source: World economic outlook database, April 2008.
IMF world GDP growth
(%)
2.8%
2.3%
1.3%
2.9%
3.5%
6.4%
6.7%
7.0%
9.8%
10.1%
9.4%
10.1%
0%
2%
4%
6%
8%
10%
12%
Average historical growth
CY1990-CY2000
Average historical growth
CY2001-CY2007
Average forecast growth
CY2008-CY2009
Average forecast growth
CY2010-CY2013
Developed Economies
Emerging & Developing Economies
China

CY1990
CY1991
CY1992
CY1993
CY1994
CY1995
CY1996
CY1997
CY1998
CY1999
CY2000
CY2001
CY2002
CY2003
CY2004
CY2005
CY2006
CY2007

bhpbilliton
resourcing the future

Preliminary Results
18 August 2008 Slide 25
Domestic consumption and investment continues to drive
China’s economy
Source: CEIC.
Source: McKinsey Global Institute, March 2008 – ““Preparing for China’s Urban Billion”.
• Chinese economic growth is
predominantly domestically driven
• Long-term China economic
growth is driven by continued
urbanisation and industrialisation
• Fixed asset investment in 11
economic regions is forecast at
~60% of total urban investment in
China by 2025
• Urbanisation and industrialisation
is not limited to China
0
5
10
15
20
25
Composition of GDP
(RMB Trillions)
Net Exports
Inventories
Investment
Consumption

Preliminary Results
18 August 2008 Slide 26
Urbanisation and industrialisation has resulted in a huge
call on steelmaking raw materials
0
100
200
300
400
500
600
700
800
900
CY1970 CY1980 CY1990 CY2000 CY2007 CY2015E
United States
China
Source: International Iron & Steel Institute (World Steel in Figures, 2008), US Geological Survey
(Iron and Steel Statistics, 3 January 2008) and BHP Billiton estimates.
Annual steel consumption
(mtpa)
Cumulative steel consumption since 1900
(mt)
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
CY1970 CY1980 CY1990 CY2000 CY2007 CY2015E
United States
China

Preliminary Results
18 August 2008 Slide 27
The impact is also being felt in the energy markets
36%
9%
5%
50% China
Other
Europe
North America
Share of world primary energy consumption
(mmtoe)
Growth in energy consumption CY2000-2007
(mmtoe)
10%
17%
30%
26%
30%
27%
30%
31%
0%
100%
CY2000 CY2007
Other
Europe
North
America
China
Source: BP Statistical Review of World Energy 2008.
Notes: Primary energy comprises commercially traded fuels only. Oil consumption measured in million tonnes, other fuels converted to million tonnes of oil equivalent as detailed in the Appendices of the Review.

Preliminary Results
18 August 2008 Slide 28
Supply-side constraints are limiting the industry’s response
• Equipment stress
• Industrial action and wage disputes
• Labour shortages
• Equipment shortages
• Significant cost pressures, including
fuel
• Energy and power constraints
• Declines in ore-grade levels
• Rising tariffs
• Infrastructure bottlenecks
• Developments are increasingly
tending to be:
– Smaller
– Lower grade
– Higher risk geographies
• Equipment shortages – longer lead
times and project delivery dates
• Rising capital costs
• Resources nationalism
Existing Supply Future Supply Growth

Preliminary Results
18 August 2008 Slide 29
Existing supply:
Equipment shortages are continuing
CY2004 CY2005 CY2006 CY2007 CY2008 CY2009
Tyres and Trucks
Tyres (2004)
• OEM underinvestment
• Radial tyre market
undersupply >30%
Trucks (2007)
• Access to castings,
forgings
• Effect of non-mining
“competitors” – Oil
sands
Draglines & Shovels
• Historical cyclicality has
contributed to
underinvestment
• Market limited Supply
Base
• Availability of raw
materials/steel
Ammonium Nitrate
• Production capacity
constraints
• Shortage of raw
materials
• High capital costs
• Stringent import
regulations
Grinding Mills
• Access to castings,
forgings
• Production capacity
constraints
• Increased steel prices
• Skilled labour
shortages
?
Timing of initial supply constraint manifestation

Preliminary Results
18 August 2008 Slide 30
Future industry supply growth:
New projects are encountering delays
Source: Brook Hunt.
Note: “Forecast production as at 2008 Q2” represents the expected future production as at 2008 Q2 from those copper developments classified as highly probable and probable as at 2006 Q1. It excludes new developments classified as highly probable or probable since
2006 Q1.
Expected future production from highly probable and probable copper developments
(kt)
Forecast production
as at 2006 Q1
Forecast production
as at 2008 Q2
2-3 year delays
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
CY2006 CY2007 CY2008 CY2009 CY2010 CY2011 CY2012 CY2013 CY2014 CY2015 CY2016 CY2017

Preliminary Results
18 August 2008 Slide 31
Resourcing the Future – BHP Billiton’s response
• BHP Billiton has not been immune from
supply constraint issues
• But our scale, global presence and
diversification provides significant
competitive advantages
• We are focused on the disciplined
execution of the core strategy
• And on pursuing a renewed
organisational focus on simplicity,
accountability
and effectiveness
Port Hedland

Preliminary Results
18 August 2008 Slide 32
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY2007 CY2008 CY2009F CY2010F CY2011F CY2012F
Accelerating growth from a diversified portfolio of projects
% of growth CY2007-2012
(Estimated & unrisked)
Note: Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
Production in copper equivalent tonnes
(Copper equivalent tonnes '000s)
45%
37%
18%
Steelmaking
Materials
Energy
Non-Ferrous

Preliminary Results
18 August 2008 Slide 33
Focused on low risk volume growth from existing assets, high margin CSGs and known regions
By project type
(b)
87%
13%
Brownfield
Greenfield
By region
(c)
Existing
New
By country risk
(d)
88%
12%
Lower
Higher
3%
97%
By high margin vs lower margin CSGs
(e)
63%
37%
> 50%
< 50%
Projected growth in production in copper equivalent tonnes
(a)
(CY2007-CY2012)
Notes:
a) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production. Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
b) Brownfield includes growth from existing operations as at 31-Dec-2007, as well as expansions and additional developments of, or around those assets.
c) Existing regions represents those countries in which BHP Billiton already has asset operating as at 31-Dec-2007.
d) Country risk methodology based on March 2008 Euromoney Magazine poll. Lower risk countries defined as countries with risk scores >75% (except Chile and South Africa).
e) High margin CSGs represents those with an average EBIT margin (excluding third party trading activities) of greater than 50% over the past three financial years.

Preliminary Results
18 August 2008 Slide 34
And lower risk longer term options
By project type
(b)
Brownfield
Greenfield
35%
65%
By region
(c)
87%
13%
Existing
New
Projects in pre-feasibility or future option stage of development (~US$90bn)
(a)
Notes:
a) Based on current BHP Billiton estimates of future capital expenditure for projects in the pre-feasibility or future option stage as at 14-Aug-2008 as shown on slide 49.
b) Brownfield represents expansions or additional developments of, or around those assets in operation as at 31-Dec-2007.
c) Existing regions represents those countries in which BHP Billiton already has assets operating as at 31-Dec-2007.

Preliminary Results
18 August 2008 Slide 35
Unlocking further value through a combination with Rio Tinto
• Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
• Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
• Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market

Preliminary Results
18 August 2008 Slide 36
Summary
• Excellent operating and financial results
• Long-term demand outlook remains
strong despite some short-term
economic uncertainty
• Supply-side constraints are limiting the
ability for the industry to respond to
demand growth
• BHP Billiton’s portfolio of assets
focused in stable geographies provides
a competitive advantage
• Future growth being delivered from
lower risk projects
Liverpool Bay

Appendix

Preliminary Results
18 August 2008 Slide 39
Return on capital and margins
(1) FY2005 toFY2008 are shown on the basis of IFRS.
Prior periods are calculated under UKGAAP. All periods exclude third party trading.
35%
38% 38%
44%
48%
48%
29%
21%
13%
11%
40%
30%
24%
20%
0%
10%
20%
30%
40%
50%
60%
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Return on Capital EBIT Margin
(1)

Preliminary Results
18 August 2008 Slide 40
Rate of cost increase
FY2005 is shown on the basis of UKGAAP. Other periods are calculated under IFRS.
All periods exclude third party trading and non cash costs.
0%
1%
2%
3%
4%
5%
6%
7%
FY2005 FY2006 FY2007 FY2008
Other Costs
Raw Materials
Fuel & Energy
Operating cost increase relative to preceding year
4.9%
6.8%
3.6%
4.3%

Preliminary Results
18 August 2008 Slide 41
Underlying EBIT analysis
Year ended June 08 vs June 07
0
5,000
10,000
15,000
20,000
25,000
30,000
Jun-07 Net Price Volume Exchange Inflation Cash Costs Non Cash
Costs
Exploration
& Bus Dev
Other Jun-08
US$m
20,067
6,559
1,828
(1,133)
(532)
(967)
(216)
(404)
(920)
24,282
(1) Including $134m of price-linked costs impact.
(2) Including $1,619m due to increase in volume from new operations.
(1) (2)

Preliminary Results
18 August 2008 Slide 42
-400
-200
0
200
400
600
800
1000
1200
1400
Impact of major volume changes
Year ended June 08 vs June 07
US$m
Total volume variance US$1,828 million
Petroleum
894
Met
Coal
(47)
Iron
Ore
424
Aluminium/
Alumina
20
D&SP
19
Energy
Coal
38
Copper
727
Nickel
(313)
Other
47
(1) Volume variances calculated using previous year margin and includes new operations
Manganese
20
(1)

Preliminary Results
18 August 2008 Slide 43
Impact of major commodity price
Year ended June 08 vs June 07
-1500
-1000
-500
0
500
1000
1500
2000
2500
Total price variance US$6,559 million (1)
US$m
Petroleum
1,684
Copper
946
Manganese
1,465
Iron Ore
2,134
Energy
Coal
1,062
Nickel
(1,066)
Diamonds
80
Aluminium
(51)
Met Coal
151
(1) Net of $134m of price-linked costs impact.
Other
154

Preliminary Results
18 August 2008 Slide 44
Cash flow
Operating cash flow and dividends 25,541 22,012
Net interest paid (630) (494)
Tax paid
(1)
(6,752) (5,561)
Net operating cash flow 18,159 15,957
Capital expenditure (7,558) (7,129)
Exploration expenditure (1,350) (805)
Purchases of investments (336) (757)
Proceeds from sale of fixed assets & investments 180 378
Net cash flow before dividends and funding 9,095 7,644
Dividends paid
(2)
(3,250) (2,339)
Net cash flow before funding & buy-backs 5,845 5,305
2008 2007 Year ended June (US$m)
(1) Includes royalty related taxes paid
(2) Includes dividends paid to minority interests

Preliminary Results
18 August 2008 Slide 45
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
FY02 H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08 H2 08
Petroleum Aluminium Base Metals Iron Ore Met Coal
Manganese Energy Coal SSM Other
Europe
Japan
Other Asia Nth
America
China
ROW
Australia
Diversification remains for sales into China
• 20% of total company revenues in FY2008
US$m
431
785
1,075
1,357
371
1,588
2,407
2,946
3,611
3,999
5,293
5,013
6,657
FY2008 revenue by location of customer

Preliminary Results
18 August 2008 Slide 46
Strong cash flow - delivering value to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
H1 H2
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Available Cash Flow
Available Cash Flow
Organic Growth
1
Return to Shareholders
2
(1) Includes capital and exploration expenditures (exclude acquisitions).
(2) Includes dividends paid and share buy-backs.
(3) FY2005 to FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UKGAAP.
(4) FY2007 and FY2008 cashflow reflects proportional consolidation of joint ventures.
0
1500
3000
4500
6000
7500
9000
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
US$m
US$m
US$m

Preliminary Results
18 August 2008 Slide 47
0.0
3.0
6.0
9.0
12.0
15.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009
Exploration
Sustaining
Capex
Growth
Expenditure
Capital & exploration expenditure
US$bn
(1) FY2009 includes
US$700m for
Petroleum
F
FY2002 to FY2005 are shown on the basis of UKGAAP. Subsequent periods are calculated under IFRS.
US$ billion FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009F
Growth 1.9 2.0 1.7 2.6 4.0 5.5 6.1 9.9
Sustaining & Other 0.8 0.7 0.9 1.3 2.1 1.6 1.8 2.1
Exploration
0.4 0.3 0.5 0.5 0.8 0.8 1.4 1.5
Total 3.1 3.0 3.1 4.4 6.9 7.9 9.3 13.5

Preliminary Results
18 August 2008 Slide 48
Key net profit sensitivities
US$1/t on iron ore price 80
US$1/bbl on oil price 35
US$1/t on metallurgical coal price 25
USc1/lb on aluminium price 25
USc1/lb on copper price 20
US$1/t on energy coal price 20
USc1/lb on nickel price 2
AUD (USc1/A$) Operations
(2)
80
RAND (0.2 Rand/US$) Operations
(2)
20
(US$m)
Approximate impact
(1)
on FY 2009 net profit
after tax of changes of:
(1)  Assumes total volumes exposed to price
(2)  Impact based on average exchange rate for the period

Preliminary Results
18 August 2008 Slide 49
Maintenance of a deep diversified inventory of growth options
Boffa/Santou
Refinery
As at 14 August 2008
Proposed capital expenditure
$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals
Petroleum
Met Coal
CSG
Manganese
Aluminium
2009
Execution
Pyrenees
Alumar
Atlantis
North
2013
Feasibility
Bakhuis
Worsley
E&G
Douglas-
Middelburg
Future Options
Newcastle
Third Port
WA Iron Ore
Quantum 2
Potash - Jansen
WA Iron Ore
Quantum 1
Nimba
Angola
& DRC
WA Iron Ore
RGP 5
CW Africa
Exploration
Turrum
NWS
CWLH
DRC
Smelter
NWS
T5
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Olympic Dam
Expansion 2
Browse
LNG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Shenzi
Nth
Klipspruit
NWS
Angel
Shenzi
GEMCO
Potash
Olympic Dam
Expansion 3
Thebe
CMSA
Pyro Expansion
Wards
Well
Scarborough
Caroona
WA Iron Ore
RGP 6
Eastern
Indonesian
Facility
Escondida
3rd Conc
RBM
Puma
Blackwater
UG
NWS
WFGH
MKO
Talc
Cannington
Life Ext
Corridor
Sands
Kennedy
Gabon
Saraji
Exp
Red Hill
UG
Resolution
Neptune
Nth
GEMCO
Exp
Ekati
Guinea
Alumina
Angostura
Gas
HPX3
Maruwai
Stage 1
Knotty
Head
Samarco 4
Peak Downs
Exp (Caval
Ridge)
Macedon
CMSA Heap
Leach 1
Antamina
Exp
Newcastle
Third Port Exp
Mad Dog
West
Mt Arthur
Coal UG
Cerrejon
Opt Exp
Daunia
Maruwai
Stage 2
Navajo Sth
Perseverance
Deeps
Mt Arthur Coal
OC (MAC20)
Mt Arthur Coal
(MACX)
New Saraji
Goonyella
Expansions
Escondida
Moly

Preliminary Results
18 August 2008 Slide 50
Sanctioned development projects (US$12.4bn)
On schedule and
budget
1-2 million tpa Mid CY09 100 Met Coal
Maruwai Stage 1/Haju (Indonesia) –
100%
On schedule and
budget
Third coal berth capable of
handling an estimated
30 million tpa
End CY10 390 Energy Coal
Newcastle Third Port (Australia) –
35.5%
On schedule and
budget
10 million tpa export thermal
coal and 8.5 million tpa
domestic thermal coal
(sustains current output)
Mid CY10 975 Energy Coal
Douglas – Middelburg Optimisation
(South Africa) – 100%
On schedule and
budget
1.1 million tpa H1 CY11 1,900 Alumina
Worsley Efficiency and Growth
(Australia) – 86%
On schedule and
budget
Incremental 1.8 million tpa
export coal
Incremental 2.1 million tpa
domestic
H2 CY09 450 Energy Coal Klipspruit (South Africa) – 100%
On schedule and
budget
Additional 1 million tpa
manganese concentrate
H1 CY09 110 Mn Ore GEMCO (Australia) – 60%
On schedule and
budget
Increase system capacity to
155 million tpa
H1 CY10 1,850 Iron Ore
Western Australia Iron Ore RGP 4
(Australia) – 86.2%
Schedule and
budget under review
2 million tpa Q2 CY09 725 Alumina
Alumar Refinery Expansion (Brazil) –
36%
Production Capacity (100%)
Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Minerals Projects

Preliminary Results
18 August 2008 Slide 51
Sanctioned development projects (US$12.4bn) cont.
On schedule and
budget
2,500 million cubic feet gas per
day
CY12 850 LNG
NWS North Rankin B (Australia) –
16.67%
On schedule and
budget
11,000 bpd condensate and
processing capacity of 200
million cubic feet gas per day
CY11 625 Oil/Gas
Turrrum (Australia) – 50%
On schedule and
budget
96,000 barrels of oil and 60
million cubic feet gas per day
H1 CY10 1,200 Oil/Gas
Pyrenees (Australia) – 71.43%
On schedule and
budget
Tie-back to Atlantis South H2 CY09 185 Oil/Gas Atlantis North (US) – 44%
On schedule and
budget
100,000 barrels and 50 million
cubic feet gas per day
Mid CY09 1,940 Oil/gas Shenzi (US) – 44%
On schedule and
budget
800 million cubic feet gas per
day and 50,000 bpd
condensate
End CY08 200 Oil/Gas
North West Shelf Angel (Australia) –
16.67%
On schedule and
budget
10,000 bpd condensate and
processing capacity of 80
million cubic feet gas per day
CY11 500 Oil/Gas
Kipper (Australia) –
32.5%-50%
On schedule and
budget
LNG processing capacity 4.2
million tpa
Late CY08
350 LNG
North West Shelf  5th Train (Australia) –
16.67%
Production Capacity   (100%) Progress
Initial
Production
Target Date
Share of
Approved
Capex
US$m
Commodity Petroleum Projects

Preliminary Results
18 August 2008 Slide 52
Note: All projects in feasibility remain under review until they are approved to move to execution. During the feasibility phase project schedules and capex are indicative only. However, from time to time estimates may be periodically reviewed as project milestones are achieved.
(1) Project parameters are currently under review
(2) Project now sequenced to follow Mount Arthur Coal OC (MAC20)
Development projects in feasibility (US$12.4bn)
Maintain Nickel West system
capacity
H2 CY13 500 Nickel Perseverance Deeps (Australia) – 100%
5.7 million tpa saleable coal CY 2013 850 Energy Coal
Navajo South Mine Extension (USA) –
100%
(1)
5 million tpa saleable coal CY 2011 700 Energy Coal Mt Arthur Coal UG (Australia) – 100%
(2)
8 million tpa H2 CY11 300 Energy Coal Cerrejon (Colombia) – 33.3%
Increase system capacity to 200
million tpa
H2 CY11 6,110 Iron Ore
Western Australia Iron Ore RGP 5
(Australia) – 86.2%
(1)
3.7 million tpa export coal H2 CY10 300 Energy Coal
Mt Arthur Coal OC MAC20 (Australia) –
100%
3-5 million tpa clean coal CY 2012 500 Met Coal
Maruwai Stage 2/Lampunut (Indonesia) –
100%
(1)
3 million tpa CY 2010 250 Met Coal Daunia (Australia) – 50%
3.3 million tpa H2 CY11 1,700 Alumina
Guinea Alumina Project (Guinea) –
33.3%
6.9 million tpa bauxite H1 CY10 727 Bauxite
Bakhuis 100% (Suriname/ Paranam –
45%)
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share of
Capex*
US$m
Commodity
Minerals Projects
(US$4.7bn)

Preliminary Results
18 August 2008 Slide 53
Development projects in feasibility (US$12.4bn)
* Indicative only
280 million cubic feet gas per day
H1 CY11 220 Gas
Angostura Gas (Trinidad & Tobago) –
45%
60,000 barrels of oil and 90 million
cubic feet gas per day
H2 CY10 250 Oil/Gas
NWS CWLH (Australia) – 16.67%
Project Capacity
(100%)*
Forecast Initial
Production*
Estimated Share of
Capex*
US$m
Commodity
Petroleum Projects
(US$600m)